

July 22, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
         Issuer CIK: 0001976322
         Issuer File Number: 333-271700/811-23872
         Form Type: 8-A12B
         Filing Date: July 22, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Leverage Shares 2X Long Memory Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications